SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)*

                               Ansell Limited
                 (formerly known as Pacific Dunlop Limited)
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
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                               August 9, 2002
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

         This statement ("Amendment No. 11") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares of Ansell Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 11 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Amended Schedule 13D.

Item 6 of the Amended Schedule 13D is hereby amended to add the following information:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On August 9, 2002, SHOC, as borrower, and Trefoil SPRL, as guarantor, entered into a Margin Lending Facility Agreement (the "Australian Margin Agreement") among SHOC, Trefoil SPRL, Salomon and Salomon Smith Barney Australia Securities Pty Ltd ("Salomon Australia") and SHOC subsequently entered into a Loan Extension, Cross-Collateralization and Amendment Agreement (the "Cross-Collateralization Agreement") among SHOC, Salomon and Salomon Australia. Pursuant to the terms of the Australian Margin Agreement, all of the Ordinary Shares of Issuer owned by Trefoil SPRL have been pledged to support the obligations of SHOC, as borrower, and Trefoil SPRL, as guarantor, under the Australian Margin Agreement. In addition, subject to the terms of each of the Australian Margin Agreement and the Cross-Collateralization Agreement, the respective parties to such agreements have agreed that securities pledged under the Australian Margin Agreement to Salomon and Salomon Australia, including Ordinary Shares of Issuer, shall be pledged as security for the loan obligations of SHOC under the SHOC Margin Account Agreement.

     The Australian Margin Agreement is attached hereto as Exhibit 26 and incorporated herein by reference, and the description herein of the Australian Margin Agreement is qualified in its entirety by reference to such agreement. The Cross-Collateralization Agreement is attached hereto as
Exhibit 27 and incorporated herein by reference, and the description herein of the Cross-Collateralization Agreement is qualified in its entirety by reference to such agreement. The SHOC Margin Account Agreement was filed as
Exhibit 3 to the Amended Schedule 13D and is incorporated herein by reference.

EXHIBIT INDEX


                           DOCUMENT
                           --------

     Exhibit 26       --   Margin Lending Facility Agreement, dated
                           August 9, 2002, among Shamrock Holdings of
                           California, Inc., Salomon Smith Barney Australia
                           Securities Pty Ltd

     Exhibit 27       --   Cross-Collateralization and Amendment Agreement,
                           dated as of August 9, 2002, among Shamrock
                           Holdings of California, Inc., Salomon Smith
                           Barney Inc. and Salomon Smith Barney Australia
                           Securities Pty Ltd

     Exhibit 28       --   Joint Filing Agreement between SHOC and Trefoil
                           SPRL, dated as of October 11, 2000

SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    August 9, 2002


                             SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                             By: /s/ Stanley P. Gold
                                ----------------------------------------------
                                  Name:  Stanley P. Gold
                                  Title: President


                             TREFOIL INTERNATIONAL III, SPRL


                             By:   /s/ Eugene I. Krieger
                                  --------------------------------------------
                                  Name:  Eugene I. Krieger
                                  Title: Director

EXHIBIT INDEX


                           DOCUMENT
                           --------

     Exhibit 26       --   Margin Lending Facility Agreement, dated
                           August 9, 2002, among Shamrock Holdings of
                           California, Inc., Salomon Smith Barney Australia
                           Securities Pty Ltd

     Exhibit 27       --   Cross-Collateralization and Amendment Agreement,
                           dated as of August 9, 2002, among Shamrock
                           Holdings of California, Inc., Salomon Smith
                           Barney Inc. and Salomon Smith Barney Australia
                           Securities Pty Ltd

     Exhibit 28       --   Joint Filing Agreement between SHOC and Trefoil
                           SPRL, dated as of October 11, 2000